

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2025

Scott Burrows
Chief Financial Officer
Spyre Therapeutics, Inc.
221 Crescent Street
Building 23
Suite 105
Waltham, MA 02453

> **Re: Spyre Therapeutics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2024**
> **Filed February 27, 2025**
> **File No. 001-37722**

Dear Scott Burrows:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences